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                                                                       Exhibit A

                        PIONEER VARIABLE CONTRACTS TRUST
                                60 State Street
                          Boston, Massachusetts 02110

                                April 30, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

     Re:  Pioneer Variable Contracts Trust
          Registration Statement on Form N-1A
          (File Nos. 33-84546; 811-08786)

Ladies and Gentlemen:

     In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A of Pioneer Variable Contracts Trust (the "Registrant"), filed on February 20, 2013, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

     (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Sincerely,

                                  Pioneer Variable Contracts Trust

                                  By: /s/ Christopher J. Kelley
                                      ---------------------------------
                                  Name: Christopher J. Kelley
                                  Title: Secretary